Filed Pursuant to Rule 433

Registration No. 333-223208

April 20, 2018

HSBC Buffered Accelerated Notes Video

pril 20, 2018

Video Script

•  Hello and thank you for your interest HSBC’s Buffered Accelerated Notes.

•  Please note that this video is not intended to be a substitute for reading and understanding the written free writing prospectus (FWP) and related documents, and any offer of these Notes is made only by the FWP.

•  The FWP provides all pertinent disclosures and this video is intended to accompany it. As such, investors should not solely rely on this video for determining if these Notes meet their personal investment objectives.

•  By viewing the video, you confirm that you have received and reviewed the FWP. If you have not received the FWP, please close your window now.

•  Financial markets, by their nature, provide both risk and reward to investors. This video is intended to demonstrate how Buffered Accelerated Notes may enable investors to manage downside risk and still benefit from positive market movements, as well as to highlight certain risks and suitability considerations.

•  Please be aware that the Notes are not FDIC insured, are not bank guaranteed, and may lose value.

What investment objectives do the Buffered Accelerated Notes fulfill?

•  The Buffered Accelerated Notes may be useful for investors who seek an enhanced return linked to the Reference Asset while protecting a portion of their investment from downside risk at maturity.

•  The Notes provide the potential for accelerated investment growth, or leverage, to a Maximum Cap at maturity with a defined level of downside protection. This downside protection, also known as a “Buffer”, “Buffer Level” or “Buffer Percentage” provides a predefined range of loss protection at maturity, subject to the credit risk of HSBC.

•  These Notes are linked to a Reference Asset, typically an equity index or exchange-traded fund (an “ETF”), measured from the Pricing Date to the Final Valuation Date.

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How do the Buffered Accelerated Notes work?

•  These investments offer two important features: (1) an Upside Participation Rate of over 100% in any positive performance of an equity index or ETF up to a Maximum Cap and (2) limited downside protection in the form of a pre-determined Buffer at maturity.

•  At maturity, there are three possible scenarios based on the performance of the Reference Asset:

o  Scenario 1: The return of the Reference Asset is positive at maturity. In this scenario, investors would receive an accelerated return based on the return of the Reference Asset times the Upside Participation Rate, up to a Maximum Cap.

o  Scenario 2: The return of the Reference Asset is zero or negative at maturity, BUT at or above the Buffer. In this scenario, investors would receive only their full principal amount at maturity.

o  Scenario 3: The return of the Reference Asset is negative at maturity and below the Buffer. In this scenario, investors would lose 1% for every percent that the return of the Reference Asset is beyond the Buffer. For instance, if the Reference Asset has decreased by 20% and the Buffer is 15%, the Buffered Accelerated Note would return -5% at maturity.

•  It is important to note that if the return of the Reference Asset is negative beyond the Buffer, investors will be exposed to an investment loss

So which type of investors may the Buffered Accelerated Notes be suitable for?

•  The Notes may be suitable for you if:

o  You believe that the level or price of the Reference Asset will increase over the term of the Notes; and

o  You are willing to invest in the Notes based on the Maximum Cap, which may limit your return at maturity.

o  If you are willing to make an investment that has potential risk to principal.

o  The Notes may be suitable if you are comfortable with the risk and return profile of the Notes;

o  You are not seeking current income, dividends, or other distributions;

o  And you have an investment outlook that corresponds with the term of the Notes. There may not be an active secondary market.

o  The Notes may be suitable for you if you are comfortable with the creditworthiness of HSBC USA Inc. as Issuer of the Notes and do not require FDIC insurance

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What risks should investors consider?

•  You should carefully consider the relevant risk factors detailed in the FWP

•  An investment in the Notes may result in a loss.

•  The appreciation on the Notes is limited by the Maximum Cap.

•  The amount payable on the Notes is linked to the level or price of the Reference Asset only on the Final Valuation Date.

•  The Notes are subject to HSBC’s credit risk.

•  Changes that affect the Reference Asset may affect the market value of the Notes and the amount you will receive at maturity.

•  The Estimated Initial Value of the Notes will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

•  The Notes may lack liquidity and the price of the Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

•  Potential conflicts of interest may exist as HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes.

•  The tax treatment of the Notes is uncertain, and you should consult your tax adviser before making an investment.

Important Information

•  Lastly, please note:

•  Any offer of the Notes is made only by the FWP, which provides all disclosures, and this video is not intended to be a substitute for reading and understanding the FWP.

•  As a reminder, investors should not solely rely on this video when determining whether the Notes are an appropriate investment in light of their personal investment objectives.

•  Thank you for your interest in the HSBC Buffered Accelerated Notes. We hope that you found this video informative.

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• [to be spoken only after the disclaimers have been visible on screen] You may now close this window to go back to the FWP or pricing supplement.

HSBC USA Inc. has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for any offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement or ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement or ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.